June 6, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Pearlyne Paulemon and Pam Long

Re: Cantor Equity Partners III, Inc.

Amendment No.2 to

Draft Registration Statement on Form S-1

Submitted April 11, 2025

CIK No. 0002034268

Ladies and Gentlemen:

Cantor Equity Partners III, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated April 21, 2025 (the “Letter”) regarding the above-referenced Amendment No.2 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted on April 11, 2025. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type. This letter will be filed concurrently with the filing of a Registration Statement on Form S-1 (“Registration Statement”).

Draft Registration Statement on Form S-1

Cover Page

1.	We note your disclosure regarding the maintenance of a 20% interest of the founder shares in the event of an increase or decrease in the size of the offering. Please also state whether the issuance of additional shares to maintain this interest may result in a material dilution of the purchasers' equity interests, here and elsewhere in the prospectus where similar disclosure appears. See Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of and throughout the Registration Statement to address the Staff’s comment.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

CANTOR EQUITY PARTNERS III, INC.

By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer

cc:	Stuart Neuhauser, Esq.

[Signature Page to Response Letter to the SEC – Form S-1 Registration Statement of Cantor Equity
Partners III, Inc. – June 2025]